Kaufman & Canoles, P.C.
Three James Center, 12th Floor
1051 East Cary Street
Richmond, VA 23219
Mailing Address
Post Office Box 27828
Richmond, VA 23261
T (804) 771.5700
Bradley A. Haneberg	F (804) 771.5777
(804) 771.5790
bahaneberg@kaufcan.com	kaufCAN.com

January 21, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Rufus Decker, Accounting Branch Chief

Re:	Tri-Tech Holding Inc.
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
Form 8-K Filed August 11, 2010
File No. 1-34427

Dear Mr. Decker:

On behalf of our client, Tri-Tech Holding Inc. (the “Issuer”), we hereby provide responses to the comments raised in that certain letter from the staff (the “Staff”) of U.S. Securities and Exchange Commission (the “SEC”) to the Issuer dated December 28, 2010. For the Staff’s convenience, the Issuer has included the Staff’s comment verbatim above the Issuer’s response.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

The Issuer acknowledges the Staff’s comment.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Mr. Rufus Decker

January 21, 2011

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

2.	Your disclosure on page F-11 indicates that you maintain your books and records in accordance with PRC GAAP. If it is accurate that you do not maintain your books and records in accordance with U.S. GAAP, please describe, in your supplemental response, the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Issuer maintains a process to convert its books and records in accordance with PRC GAAP to those in accordance with US GAAP. The Issuer’s accountant in charge of preparing consolidation working paper makes appropriate adjustments to the items where differences between US GAAP and PRC GAAP may exist. Take, for instance, the conversion for revenue. The Issuer first checks the actual status for each project; it inspects whether all necessary supporting documents are believable, complete and sufficient; it calculates the amount recognizable in light of contracts and related evidences; it compares the amount with that recorded by the account pursuant to PRC GAAP; the Issuer then makes the appropriate adjustments for those differences. The accountant will then submit the working paper, complete with all supporting documents attached, to the Issuer’s financial manager, CFO and CEO to review whether the adjustments are reasonable, the reviewing officers will approve such adjustments if they see no misleading statements. As an additional approach, the Issuer’s external auditor is required to pay special attention to the adjustments and their respective evidence and bases. After both parties agree that the filing report and disclosures made are correct and that the supporting materials are sufficient, management will proceed to communicate with the Audit Committee regarding the most important issues via a conference call. Finally, after obtaining confirmation from the audit committee, management will submit financial statements to the SEC in a timely fashion.

Revenue Recognition, page F-13

3.	You generate revenues from products and services you provide in three operating segments: (i) water, wastewater treatment and municipal infrastructure; (ii) water resource management systems and engineering services; and (iii) industrial pollution control and safety. Revenues consist primarily of product sales, software sales, and products and services solutions. You use various revenue recognition methods based on the type of product and/or service, which include the percentage-of-completion method under ASC 605 and the software revenue recognition guidance under ASC 985-605. Please expand your revenue recognition policy disclosures to address the following:

•

Please disclose the types of sales arrangements you enter into for each segment, including the nature of the products and services you provide and whether any of the arrangements have multiple deliverables;

•

For each type of sales arrangement within each segment, please disclose the specific revenue recognition method you use. It should be clear how and when you typically record revenue related to each source of revenue; and

Mr. Rufus Decker

January 21, 2011

•

If your sales arrangements have multiple deliverables, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Within each operating segment, sales arrangements can be generally classified into three types: (a) product sales, (b) software sales, and (c) products and services solutions. Specifically, product sales and software sales are the sale of products in the form of either equipment or software, whereas products and services solutions refer to the provision of entire sets of solutions with or without services or products. The Issuer adopts different methods to recognize revenue for each type of sales contract.

For products and services solutions, the Issuer chooses to use the milestone revenue recognition method, which provides that only if the actual implantation status meets the established milestone will the Issuer recognize revenue. For instance, a contract may indicate that the Issuer can recognize 50% of the sales revenue if all products have been transferred to customers. This contractual language indicates that management can record 50% of the contract amount as revenue in the current period when all products have been delivered to the specified place and the customer has signed the arrival order. If the Issuer has only partially transferred products or has not obtained the customer’s confirmation, management will not recognize the corresponding part of the revenue. The Issuer’s policy for revenue recognition is divided into four stages, including (a) the completion of project design, (b) the delivery of products, (c) completion of debugging, and (d) inspection and acceptance.

For product sales, the Issuer is only responsible for providing equipment, with no other obligations such as repurchase or return of goods. The Issuer recognizes revenue under ASC 605 according to acceptance of delivery revenue recognition method. At the end of each reporting period, management can record 100% of the contract amount as revenue only if all equipment has been delivered and the customer has signed the acceptance confirmation letter. If the contract stipulates partial delivery and partial settlement, the Issuer will recognize revenue in compliance with such contractual terms. The Issuer hereby confirms that up to this point there has been no incidence of repurchase or return of goods.

For software sales, the Issuer sells standard software products without any additional services such as upgrading or maintenance. The Issuer will charge additional fees for providing services not within the scope of the original contract by signing another contract with the customer. The Issuer recognizes revenue under ASC 985-605 according to acceptance of delivery revenue recognition method. At the end of each reporting period, management can record 100% of the contract amount as revenue only if all software products have been delivered and the customer has signed the acceptance confirmation letter. The Issuer hereby confirms that up to this point there has been no incidence of upgrading, maintenance or other similar obligations.

The Issuer does not have any complicated contracts which require the use of multiple different revenue recognition methods simultaneously. If and when such an incidence happens, management will account for each unit of accounting with reference to ASC 605-25 including the disclosure requirements of ASC 605-25-50.

Mr. Rufus Decker

January 21, 2011

Item 9A. Controls and Procedures, page 34

4.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us the following in your supplemental response:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Issuer acknowledges the comment and notes that the Issuer’s financial manager and CFO are mainly responsible for reviewing the consolidated working papers, assessing the reasonableness of adjustments, and evaluating the accuracy of the financial statements. Additionally, the Issuer’s CEO and members of the audit committee are generally focused on specific issues and subsequent events.

The Issuer’s financial manager obtained a Certified Internal Auditor (CIA) qualification in 2002 and he has maintained a permanent contractual relationship with the Issuer since 2006. The Issuer’s management takes the following steps to ensure the competency of its accounting staff:

1)	The Issuer recruits experienced accountants with professional qualifications such as CICPA and senior accountant certifications.

2)	Through external training sessions conducted by professional organizations such as CCH, the financial manager and the CFO of the Issuer have learned about SOX and SEC compliance, best practices of SOX compliance and cost effective techniques, tax planning and differences between PRC GAAP and US GAAP. All such courses were conducted by experienced experts such as partners from KPMG, directors of RSM International and the Financial Controller of Siemens.

3)

The Issuer regularly conducts internal research. The financial manager is responsible for implementing accounting policies or accounting estimation methods issued by the SEC or FASB and evaluating whether there are new

Mr. Rufus Decker

January 21, 2011

accounting policies or accounting estimation methods applicable to the Issuer. Where necessary, he will report to the CFO for approval and will update related consolidation templates accordingly.

4)	The CFO receives updates related to US GAAP from the SEC and other channels and evaluates their applicability to the Issuer. Where applicable, the CFO will inform the financial manager of the changes in accounting policies. The accounting policies will be approved by the Board of Directors when updated.

5)	Finally, the Issuer always holds internal training sessions with the participation of all accountants of its subsidiaries and updates their knowledge of US GAAP.

5.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us the following in your supplemental response:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who performs the services for your Issuer;

•	how and why they are qualified to prepare your financial statements or evaluate

•	your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Issuer acknowledges the Staff’s comment and notes that during the current fiscal year the Issuer did not engage any accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

6.	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us the following in your supplemental response:

•	why you believe they are qualified to prepare your financial statements or

•	evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the

•	preparation of your financial statements and in connection with the evaluation of

•	internal control over financial reporting for the most recent fiscal year end.

The Issuer acknowledges the Staff’s comment and notes that during the current fiscal year, the Issuer has not engaged any individuals who are not our employees and who are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

Mr. Rufus Decker

January 21, 2011

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors, page 36

7.	In your supplemental response, please describe the qualifications of your audit committee financial expert, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

The Issuer acknowledges the Staff’s comment and has detailed the qualifications of its audit committee financial expert, Mr. Robert W. Kraft, below:

Robert W. Kraft serves as the Issuer’s audit committee financial expert. Mr. Kraft has been a director with the Issuer since 2009. Mr. Kraft is the Chairman, Chief Executive Officer and a founding partner of First Pathway Partners, LLC, an investment fund manager that qualifies foreign citizens for United States citizenship under the U.S. Homeland Security EB5 Immigration Program. Mr. Kraft also currently serves as the Chairman, President and CEO of PSA, North America, LLC, a consultancy focused on China. Mr. Kraft was the founder, President and CEO of Openfirst, a national provider of direct mail, statement processing, electronic messaging, and database management services for Fortune 1000 companies that was sold in 2006. Mr. Kraft also serves on the boards of RBP Chemical, First Edge Solutions, Pacific Strategies & Assessments-Asia, United Community Center, University of Wisconsin-Madison’s China Leadership Board and the Metropolitan Milwaukee Association of Commerce, where he is Co-Chair of the China Business Council. Mr. Kraft has an extensive knowledge of US GAAP that he has gained from serving in positions with financial oversight responsibilities since 1982. He has also been serving as CEO of various companies since 1989. Mr. Kraft has over 38 years of experience in companies of various sizes including Fortune 500, mid-cap, family-owned startups and private equity firms. Mr. Kraft also has a bachelor’s degree in business administration from John Carroll University in Cleveland, Ohio.

Mr. Rufus Decker

January 21, 2011

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Internal Control and SOX 404 Compliance, page 8

8.	Please tell us the basis for your statement that you are exempt from compliance with Sarbanes-Oxley Act Section 404 because you are a smaller reporting company. Although smaller reporting companies were recently exempted from the requirement to have an independent auditor test and report on the effectiveness of internal controls over financial reporting (Section 404(b) of the Act), smaller reporting companies are still required to comply with Section 404(a) of the Act. Under Section 404(a), management needs to perform their own assessment, testing, and reporting on the effectiveness of their internal controls over financial reporting. Please refer to Item 308 of Regulation S-K and show us how you will revise your disclosures.

The Issuer acknowledges the Staff’s comment and prepares the following revisions:

Disclosure Controls and Procedures

As of September 30, 2010, our company carried out an evaluation, under the supervision of and with the participation of management, including our company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our company’s disclosure controls and procedures. Based on the foregoing, the chief executive officer and chief financial officer concluded that our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective.

Changes in Internal Control over Financial Reporting

There were no changes in our company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the three or nine month periods ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

The Issuer’s management, with the participation of chief executive officer and chief financial officer, acknowledges its obligation under Section 404 and is working to strengthen the control environment of the Issuer. In June 2010, the Issuer has engaged Friedman LLP to assist in the evaluation of the Issuer’s internal control system. Since then, the Issuer has almost completed the internal control system and training program within the entire company. The Issuer plans to implement the new system as a whole in 2011.

Mr. Rufus Decker

January 21, 2011

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Segment Information, page 15

9.	Please revise your MD&A to also provide your analysis of segment results of operations for the most recent year-to-date period compared to the corresponding year-to-date period of the preceding fiscal year. Please refer to Item 303(b)(2) of Regulation S-K.

The Issuer acknowledges the Staff’s comment and will insert year-to-date segment discussion similar to the following in all future periodic reports, following our quarterly segment discussion:

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Segment Information

We have three reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. Total sales and costs are divided among these three segments. We assess each segment’s performance based on net revenues and gross profit on contribution margin. The three reportable operating segments are:

Segment 1: Water, Wastewater Treatment and Municipal Infrastructure

Municipal water supply and distribution, wastewater treatment and gray water reuse engineering, procurement, and construction (EPC), build and transfer (BT); proprietary process control systems, process equipment integration, and proprietary odor control systems, and other municipal facilities engineering, operation management, and related infrastructure construction projects.

Segment 2: Water Resource Management System and Engineering Service

Water resources protection, planning and allocation, flood control and forecasting, and irrigation systems related system integration, proprietary hardware and software products.

Segment 3: Industrial Pollution Control and Safety

VOC abatement systems, proprietary odor control systems, industrial water and wastewater treatment, water recycling facilities design, EPC for oil, gas, petrochemical and power industries, safety and clean production technologies for oil, gas exploration and pipeline.

Mr. Rufus Decker

January 21, 2011

Segment 1: Water, Wastewater Treatment and Municipal Infrastructure

	The Nine Months Ended September 30, 2010	The Nine Months Ended September 30, 2009	Change ($)	Change (%)
Revenue	$17,668,651	$6,806,977	$10,861,674	159.6%

Cost of Revenue (exclusive of depreciation and amortization)	11,929,209	3,845,232	8,083,977	210.2%
Selling Expenses	295,420	186,391	109,029	58.5%

Depreciation and Amortization	53,315	36,968	16,347	44.2%

Other General and Administrative Expenses	1,742,695	720,853	1,021,842	141.8%
Operating Expenses	2,091,430	944,212	1,147,218	121.5%

Other (Loss) Income, net	86,843	(2,778)	89,621	(3,226.1)%

Income before provision for income taxes and non-controlling interest	3,734,855	2,014,755	1,720,100	85.4%
Income Taxes	754,888	390,583	364,305	93.3%

Net Income Attributable Non-controlling Interest	—	—	—
Net Income Attributable to TRIT	$2,979,967	$1,624,172	$1,355,795	83.5%

In Segment 1, revenue was $17,668,651 in the nine months ended September 30, 2010, an increase of $10,861,674, or 159.6%, compared to revenue of $6,806,977 in the same period of 2009. Recently, the Ministry of Environmental Protection of PRC, together with two other governmental agencies issued the First National Census of Pollution Source. This report acknowledged the severe environmental pollution in the PRC and unveiled the fact that the Ministry of Environmental Protection, together with the Ministry of Finance and State Administration of Taxation, were discussing environmental tax issues, which implied that the government will likely increase its environmental protection investment. We believe that such increased investment is likely to provide significant benefits to Chinese environmental businesses, such as the Issuer. During the quarter ended September 30, 2010, we received and started to execute a $40 million contract for a drinking water treatment plant, resulting in a significant increase in revenues in Segment 1.

Cost of revenue for Segment 1 was $11,929,209 in the nine months ended September 30, 2010, an increase of $8,083,977, or 210.2%, compared to cost of revenue of $3,845,232 in the same period of 2009. This increase in cost of revenue was higher than the increase in revenue because the revenue generated from system integration increased while the revenue generated from software sales decreased. In addition, due to the longer term of the drinking water treatment plant contract, and considering various risk factors, we are taking a more conservative approach by estimating a relatively high cost of revenue for this contract.

Mr. Rufus Decker

January 21, 2011

In the nine months ended September 30, 2010, selling expenses were $295,420, an increase of $109,029, or 58.5%, compared to selling expenses of $186,391 in the same period of 2009. The increased selling expenses were mainly driven by an increase in the number of our sales personnel, as well as more frequent and longer business travel necessary to compete for larger contracts.

Depreciation and amortization was $53,315 in the nine months ended September 30, 2010, an increase of $16,347, or 44.2%, compared to depreciation and amortization of $36,968 in the same period of 2009. The increase in depreciation and amortization resulted from new equipment and vehicle purchases in 2010.

Other general and administrative expenses were $1,742,695, an increase of $1,021,842, or 141.8%, compared to other general and administrative expenses of $720,853 in the nine months ended September 30, 2009. The primary causes for this increase included: (i) an increase in office rental expenses and (ii) an increase in the costs associated with being a publicly traded company, printing expenses and salary expenses.

Operating expenses in the nine months ended September 30, 2010 were $2,091,430, an increase of $1,147,218, or 121.5%, compared to operating expenses of $944,212 in the same period of 2009. The primary reasons for this increase were: (i) an increase in expenses associated with being a publicly traded company, (ii) increased depreciation and amortization expenses, (iii) an increase in rent expenses, and (iv) an increase in selling expenses.

Other income was $86,843 in the nine months ended September 30, 2010, an $89,621 increase compared to other expenses of $(2,778) in the same period of 2009. The increase in other income was mainly due to a tax rebate.

Income before provision for income taxes and non-controlling interest was $3,734,855 in the nine months ended September 30, 2010, an increase of $1,720,100, or 85.4%, compared to income before provision for income taxes and non-controlling interest of $2,014,755 in the same period of 2009.

Income taxes were $754,888 in the nine months ended September 30, 2010, a $364,305 increase compared to income taxes of $390,583 in the same period of 2009.

Net income attributable to the shareholders of TRIT was $2,979,967 in the nine months ended September 30, 2010, an increase of $1,355,795, or 83.5%, compared to net income attributable to the shareholders of TRIT of $1,624,172 in the same period of 2009. The increased net income attributable to the shareholders of TRIT was mainly driven by the increase in revenue. In the future, we intend to continue to improve our profitability by expanding our existing market base and reducing project costs by utilizing locally-made equipment and parts.

Mr. Rufus Decker

January 21, 2011

Segment 2: Water Resource Management System and Engineering Service

	The Nine Months Ended September 30, 2010	The Nine Months Ended September 30, 2009	Change ($)	Change (%)
Revenue	$4,909,340	$4,098,192	$811,148	19.8%
Cost of Revenue (exclusive of depreciation and amortization)	3,110,261	2,691,211	419,050	15.6%
Selling Expenses	402,949	147,181	255,768	173.8%
Depreciation and Amortization	64,358	38,482	25,876	67.2%
Other General and Administrative Expenses	789,282	315,688	473,594	150.0%
Operating Expenses	1,256,589	501,351	755,238	150.6%
Other (Loss) Income, net	54,577	68,079	(13,502)	(19.8)%

Income before provision for income taxes and non-controlling interest	597,067	973,708	(376,641)	(38.7)%
Income Taxes	131,631	59,883	71,748	119.8%

Net income attributable to Non-controlling Interest	16,977	12,452	4,525	36.3%
TRIT Net Income Attributable to TRIT	$448,459	$901,373	$(452,914)	(50.2)%

In Segment 2, revenue was $4,909,340 for the nine months ended September 30, 2010, an increase of $811,148 or 19.8%, compared to revenue of $4,098,192 in the same period of 2009. This increase was driven by an increase in the number of water resource management projects and the size of each project, which resulted from an increase in government spending on water conservancy facilities.

Cost of revenue in Segment 2 was $3,110,261 in the nine months ended September 30, 2010, an increase of $419,050, or 15.6%, compared to cost of revenue of $2,691,211 in the same period of 2009.

Selling expenses were $402,949 in the nine months ended September 30, 2010, an increase of $255,768 or 173.8%, compared to selling expenses of $147,181 in the same period of 2009. The growth rate for selling expenses was higher than the growth rate for revenue. The increase in selling expenses in 2010 consisted of: (i) an increase in travel expenses, and (ii) an increase in salaries. We expect to secure additional contracts and projects through methods such as rewarding outstanding sales representatives, increasing the number of sales personnel and increasing our business travel associated with promoting the Issuer. These sales methods will result in increased selling expenses.

Depreciation and amortization in Segment 2 was $64,358 in the nine months ended September 30, 2010, compared to depreciation and amortization of $38,482 in the same period of 2009. The increase in depreciation and amortization resulted from new equipment and vehicle purchases in 2010.

Mr. Rufus Decker

January 21, 2011

Other general and administrative expenses were $789,282 in the nine months ended September 30, 2010; an increase of $473,594, or 150.0%, compared to other general and administrative expenses of $315,688 in the same period of 2009.

The increase in total general and administrative expenses was primarily due to: (i) an increase in expenses associated with being a publicly traded company, and (ii) increased depreciation and amortization expenses.

Operating expenses in the nine months ended September 30, 2010 were $1,256,589, an increase of $755,238, or 150.6%, compared to operating expenses of $501,351 in the same period of 2009. This increase directly resulted from our increased revenues. To the extent the Issuer continues to increase the number of its projects, we will add administrative personnel as needed, increasing our operating expenses.

Other loss was $54,577 in the nine months ended September 30, 2010, a decrease of $13,502, compared to other income of $68,079 in the same period of 2009. The decrease was primarily due to a decrease in the tax rebate we receive associated with our software sales.

Income before provision for income taxes and non-controlling interest was $597,067 in the nine months ended September 30, 2010, a decrease of $376,641, or 38.7%, compared to income before provision for income taxes and non-controlling interest of $973,708 in the same period of 2009. The decrease was driven by the growth of our selling expenses and general and administrative expense.

Income taxes were $131,631 in the nine months ended September 30, 2010, compared to income taxes of $59,883 in the same period of 2009.

Net income attributable to non-controlling interest was $16,977 in the nine months ended September 30, 2010, an increase of $4,525, or 36.3%, compared to net income attributable to non-controlling interest of $12,452 in the same period of 2009.

Net income attributable to the shareholders of TRIT was $448,459 in the nine months ended September 30, 2010, a decrease of $452,914, or 50.2%, compared to net income attributable to the shareholders of TRIT of $901,373 in the same period of 2009. The decreased net income attributable to the shareholders of TRIT was mainly driven by the increase in revenue, the increase in operating expenses and the increase in income taxes.

Mr. Rufus Decker

January 21, 2011

Segment 3: Industrial Pollution Control and Safety

	The Nine Months Ended September 30, 2010	The Nine Months Ended September 30, 2009	Change ($)	Change (%)
Revenue	$6,632,269	$—	$6,632,269	—

Cost of Revenue	4,912,439	—	4,912,439	—

Selling Expenses	92,225	—	92,225	—

Depreciation and Amortization	50,903	—	50,903	—

Other General and Administrative Expenses	376,000	—	376,000	—

Operating Expenses	519,128	—	519,128	—

Other Income, net	(8,072)	—	(8,072)	—

Income before provision for income taxes and non-controlling interest	1,192,630	—	1,192,630	—

Income Taxes	138,157	—	138,157	—

Net Income attributable to Non-controlling Interest	—	—	—	—

TRIT Net Income Attributable to TRIT	$1,054,473	$—	$1,054,473	—

In line with our development strategies, we have expanded our business to include industrial pollution control and safety. We began operating in this segment for the first time in the quarterly period ended March 31, 2010. In the nine months ended September 30, 2010, we secured additional industrial pollution control projects from Taicang, PetroChina, and ZhongYuan Oil Field. We intend to increase our efforts to develop business in this field and secure more contracts in the future.

FORM 8-K FILED AUGUST 11, 2010

Item 9.01 Financial Statements and Exhibits

10.	It appears that you have not filed the financial statements and pro forma information related to your acquisition of Beijing Satellite Science & Technology Co. within 71 days of the acquisition. Please either amend your Form 8-K to include this information or tell us how you considered Rule 8-04 of Regulation S-X in determining it was not necessary to provide financial statements and pro forma information for this acquired company.

Mr. Rufus Decker

January 21, 2011

On July 26, 2010, the Issuer entered into a definitive equity purchase agreement to acquire all of the equity interests of Beijing Satellite Science & Technology Co. for total consideration in the amount of $3.8 million. On August 6, 2010, the Issuer completed the acquisition and paid $1.45 million in cash and $2.35 million in restricted shares.

Although the Issuer indicated its intention to file financial statements within 71 calendar days of the filing of the Issuer’s Current Report on Form 8-K, subsequent to the acquisition, it determined such financial statements are not required by Form 8-K. Management measured the significance of the acquisition under the asset, income and investment tests set forth in Rule 8-04(b) of Regulation S-X. As shown in the table below, none of the conditions set forth in Rule 8-04(b) exceeded 20%. To the extent the Staff agrees with the Issuer’s analysis, the Issuer will amend such Form 8-K filing.

			Unit: US Dollars
Item	BSST FY 2009	TRIT FY 2009	Percentage
Asset Test	$4,578,343	$24,190,288	18.9%
Income Test	$68,431	$4,177,037	1.6%
Investment Test	$3,781,800	$24,190,288	15.6%

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg